UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

BHATT DEVELOPERS & BUILDERS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

none

(CUSIP Number)

1135 37A Avenue

Edmonton, Alberta T6T 0E7, Canada

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.NONE	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kalpesh Bhatt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,000,000 common stock shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.7%
14.	TYPE OF REPORTING PERSON (see instructions) individual

CUSIP No.NONE	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common Stock

Bhatt Developers & Builders Inc.

1135 37A Avenue

Edmonton, Alberta T6T 0E7, Canada

Item 2.  Identity and Background.

a.Kalpesh Bhatt

b.1135 37 A Avenue, Edmonton, Alberta, T6T 0E7, Canada

c.OCCUPATION: Director- Bhatt Holdings Ltd.

d.Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; - NO

e.Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation.- NO

f.Citizenship:  Canadian

Item 3.  Source or Amount of Funds or Other Consideration.

Purchased at par with personal funds

Item 4.  Purpose of Transaction.

Assume control of company.

Item 5.  Interest in Securities of the Issuer.

Aggregate number of securities owned in Issuer:  4,000,000 (72.7%)

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No NONE	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME
Bhatt Developers & Builders Inc.

/s/ Kalpesh Bhatt Kalpesh Bhatt

Director

July 15, 2018